                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 11)



                           METRO-GOLDWYN-MAYER INC.
________________________________________________________________________________
                               (Name of Issuer)


                    common stock, $.01 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   591610100
        _______________________________________________________________
                                (CUSIP Number)

                           Richard E. Sobelle, Esq.
                             Tracinda Corporation
                          150 Rodeo Drive, Suite 250
                        Beverly Hills, California 90212
                                (310) 271-0638
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 1, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
CUSIP NO. 591610100                                                Page 2 of 11
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      TRACINDA CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEVADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          194,992,644
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             19,758,648
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          194,992,644
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,758,648
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                 Page 3 of 11
         -----------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      194,992,644
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      83.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 591610100                                                Page 4 of 11
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      KIRK KERKORIAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          194,992,644
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          194,992,644
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                Page 5 of 11
         -----------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      194,992,644
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      83.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 591610100                                                 Page 6 of 11
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      250 RODEO, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          19,758,648
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          19,758,648
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                 Page 7 of 11
         -----------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,758,648
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                 Page 8 of 11
         -----------------

This Amendment No. 11 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on November 20, 1998, on February 4, 1999, on May 4, 1999, on October 18, 1999, and on November 10, 1999 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

   Funds for the purchase of the Series B Shares (as defined in Item 5 below) pursuant to the Stock Purchase Agreement (as defined in Item 5 below) were obtained by Tracinda pursuant to the Credit Agreement.

2. Item 4 of the Schedule 13D is hereby amended to add the following information:

   The additional information provided in response to Item 5 in this Amendment No. 11 is incorporated herein by reference.

   The Series B Shares (as defined below) are convertible into Shares, on a one to one basis, upon approval by the Company's shareholders. The Series B Shares were acquired for investment purposes.

3. Item 5 of the Schedule 13D is hereby amended to add to each of the indicated subsections the following information:

   (a) Tracinda and Mr. Kerkorian are the beneficial owners of 194,992,644 Shares (including the Shares held by 250 Rodeo), or approximately 83.4% of the Shares outstanding after giving effect to (i) third party purchases as of February 2, 2001 of 10,661,000 Shares pursuant to the offering described in the Company's Preliminary Prospectus Supplement, filed with the Securities and Exchange Commission on February 2, 2001 (the "Prospectus Supplement"), and (ii) Tracinda's purchase of Series B Shares (as herein defined) as described in Item 5(c) below.

   (b) Mr. Kerkorian has sole voting and investment power with respect to 179,276,977 Shares.

   (c) On February 1, 2001, the Company agreed to acquire a 20% interest in four cable channels owned and operated by Rainbow Media Holding, Inc. for a cash purchase price of $825 million. In connection therewith, the Company and Tracinda entered into a Stock Purchase Agreement dated as of February 5, 2001 (the "Stock Purchase Agreement"), pursuant to which Tracinda purchased 15,715,667 shares of the Company's Series B Preferred Stock, par value $.01 per share ("Series B Shares"), at a purchase price of $20.68 per share for a total of approximately $325,000,000. No dividends are payable on the Series B Shares. These Series B Shares will become convertible into Shares, on a one to one basis, upon approval by the Company's shareholders at the Company's annual shareholder's meeting to be held in May 2001. Tracinda intends to convert such Series B Shares into Shares immediately upon such approval by the Company's shareholders.

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                 Page 9 of 11
         -----------------

4. Item 6 of the Schedule 13D is hereby amended to add the following information:

   The additional information provided in response to Item 5 in this Amendment No. 11 is incorporated herein by reference.

5. Item 7 of the Schedule 13D is hereby amended to add the following information:

    Exhibit 7.21. METRO-GOLDWYN-MAYER, INC. Stock Purchase Agreement dated as of February 1, 2001, by and between the Company and Tracinda.

6. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Schedule 13D.

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                Page 10 of 11
         -----------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 5, 2001


                               TRACINDA CORPORATION,
                                  a Nevada corporation


                               By: /s/ Anthony L. Mandekic
                                   -------------------------------
                               Name:  Anthony L. Mandekic
                               Title: Secretary/Treasurer


                               KIRK KERKORIAN


                               By: /s/ Anthony L. Mandekic
                                   -------------------------------
                               Name:  Anthony L. Mandekic
                               Title: Attorney-in-Fact*


                               250 RODEO, INC.,
                                 a Delaware corporation


                               By: /s/ Anthony L. Mandekic
                                   -------------------------------
                               Name:  Anthony L. Mandekic
                               Title: Secretary/Treasurer

*   Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D.

                                 SCHEDULE 13D

CUSIP NO. 591610100                                                Page 11 of 11
         -----------------


                                 Exhibit Index

Exhibit
Number                        Description
 -------                       ------------

Exhibit 7.21        METRO-GOLDWYN-MAYER, INC. Stock Purchase Agreement